UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

EXTERRAN HOLDINGS, INC.

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(Name of Issuer)

Common Stock, $0.01 par value

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(Title of Class of Securities)

30225X103

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(CUSIP Number)

Marc D. Hauser

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3281

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 21, 2007

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 30225X103	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-HC, L.L.C.

FEIN 20-4297009

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC, OO

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 4,306,249
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 4,306,249
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,306,249

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

6.54% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 65,854,870 shares of Common Stock, par value $0.01, outstanding on August 21, 2007, based on information provided by the Issuer.

CUSIP No. 30225X103	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (05-07) Investors, L.L.C.

FEIN 20-2062590

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC, OO

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 4,386,249
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 4,386,249
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,386,249

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

6.67% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 65,854,870 shares of Common Stock, par value $0.01, outstanding on August 21, 2007, based on information provided by the Issuer.

CUSIP No. 30225X103	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.

FEIN 36-4150443

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC, OO

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 4,386,249
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power - 4,386,249
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,386,249

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

6.67% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 65,854,870 shares of Common Stock, par value $0.01, outstanding on August 21, 2007, based on information provided by the Issuer.

CUSIP No. 30225X103	SCHEDULE 13D

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, LLC

FEIN 36-4268733

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC, OO

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 4,386,249
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 4,386,249
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,386,249

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

6.67% (1)

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1)           Based on 65,854,870 shares of Common Stock, par value $0.01, outstanding on August 21, 2007, based on information provided by the Issuer.

CUSIP No. 30225X103	SCHEDULE 13D

This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Exterran Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 12001 North Houston Rosslyn, Houston, Texas 77086.

ITEM 2.	Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock: EGI-HC, L.L.C., a Delaware limited liability company ("EGI-HC"); EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). EGI-HC, Fund 05-07, SZI and Chai Trust are sometimes collectively referred to herein as the "Reporting Persons".

The executive officers of each of EGI-HC, Fund 05-07 and SZI are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. ("EGI")
Donald J. Liebentritt	Vice President; Senior Advisor to EGI
William C. Pate	Vice President; Managing Director of EGI
Philip Tinkler	Treasurer; CFO and Treasurer of EGI

Fund 05-07 is the managing member of EGI-HC. SZI is the managing member of Fund 05-07. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The trustee of each of the Trusts is Chai Trust. The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI
Bert Cohen	Managing Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai Trust. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai Trust and an employee of EGI
Robert M. Levin

Senior Trust Officer and a Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI

The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Between November 21, 2005 and March 17, 2006, EGI-HC acquired 9,375,000 shares of the common stock of Hanover Compressor Company, a Delaware corporation ("Hanover") and one of the predecessor companies to the Issuer, in open market purchases in a price range of $13.3929 to $17.1113 per share, at an average purchase price of $15.4315 per share, for a total purchase price of $144,670,174.72. All funds used in the acquisition such shares of Hanover stock by EGI-HC were obtained from the working capital of EGI-HC and from brokerage account margin loans maintained in the ordinary course of business.

Between March 17, 2006 and May 16, 2007, EGI-HC acquired an additional 3,875,000 shares of the Hanover common stock in open market purchases in a price range of $15.84 to $23.37 per share, at an average purchase price of $21.9295 per share, for a total purchase price of $84,976,774.53. All funds used in the acquisition of shares of Hanover common stock by EGI-HC were obtained from the working capital of EGI-HC and from brokerage account margin loans maintained in the ordinary course of business.

Between December 16, 2005 and August 8, 2006, Fund 05-07 acquired 80,000 shares of the common stock of Universal Compression Holdings, Inc., a Delaware corporation ("UCO") and one of the predecessor companies to the Issuer, in open market purchases in a price range of $41.01 to $59.50 per share, at an average purchase price of $47.30 per share, for a total purchase price of $3,784,116.00. All funds used in the acquisition of such shares of UCO common stock were obtained from the working capital of UCO.

On August 21, 2007, pursuant to an Agreement and Plan of Merger dated as of June 25, 2007 between Hanover and UCO, as amended from time to time, each share of Hanover common stock was converted into 0.325 shares of Common Stock of the Issuer and each share of UCO common stock was converted into 1.000 shares of Common Stock of the Issuer (the "Merger Transaction"). As a result of the Merger Transaction, EGI-HC holds 4,306,249 shares of the Common Stock of Issuer and Fund 05-07 holds 80,000 shares of the Common Stock of Issuer.

ML Private Finance LLC has extended and may continue to extend margin credit from time to time to EGI-HC for the purchase of Common Stock, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debt balance. The positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

ITEM 4.	Purpose of the Transaction.

The acquisition of Common Stock by EGI-HC and Fund 05-07 has been effected for the purpose of investing in the Issuer.

EGI-HC and Fund 05-07 each intend to continue to review its investment in Common Stock from time to time depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or may determine to sell through the open market or otherwise.

Except as stated above, neither EGI-HC nor Fund 05-07 has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) To the best knowledge of the Reporting Persons, there were 65,854,870 shares of Common Stock, par value $0.01, outstanding on August 21, 2007, based on information provided by the Issuer. The 4,306,249 shares of Common Stock held by EGI-HC as of August 21, 2007, as to which each of Fund 05-07, SZI and Chai Trust shares beneficial ownership, represent approximately 6.54% of the issued and outstanding Common Stock. The 80,000 shares of Common Stock held by Fund 05-07 as of August 21, 2007, as to which each of SZI and Chai Trust shares beneficial ownership, represent approximately 0.12% of the issued and outstanding Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by EGI-HC or Fund 05-07.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 30, 2007

EGI-HC, L.L.C.

EGI-FUND (05-07) INVESTORS, L.L.C.

SZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER

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Name: Philip G. Tinkler

Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR

-------------------------------------

Name: James G. Bunegar

Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative

(other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)